WORLDTRADESHOW.COM, INC

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Mail Stop 4561

Attention:  Barbara Jacobs

Securities Exchange Commission

Washington, D.C. 20549

Re:

WorldTradeShow.com, Inc.

Amendment nos. 1, 2, 3, and 4 to Form 10-SB

Filed April 5, 6, and 11, 2006 and May 18th 2006

File no. 0-51126

Dear Ms. Jacobs,

We have reviewed your comments and have the following answers.

Business

Employees and Employee Agreements

1.

Please see our prior comment 8.  Please update this section to 2006 and clarify the terms of the extensions of the consulting agreements.

Response:

The terms of the two consulting agreements are as follows:

The term of Mr. Sheldon Silverman’s consulting agreement commenced on August 1, 2005 and ends on July 31, 2006; and provides for compensation of $15,000 per month for his services.

The term of Mr. Carlos Rosette’s consulting agreement commenced on August 1, 2005 and ends on July 31, 2006; and provides for compensation of $3,000 per month for his services.

Item 2.  Management’s Discussion and Analysis of Plan of Operation

Summary of Selected Financial Information

2.

We note that you refer to January 31, 2005 as the nine-month period in the caption even though your discussion refers to the ninth-month period ended January 31, 2006.

Response:

This was a typographical error.

The Company has corrected its caption as follows to state the following: “NINE MONTH PERIOD ENDED JANUARY 31, 2006 COMPARED TO THE CORRESPONDING PERIOD IN 2005” and “THREE MONTH PERIOD ENDED JANUARY 31, 2006 COMPARED TO THE CORRESPONDING PERIOD IN 2005”

Plan of Operation

3.

See your response to prior comment 5.  Disclose that you have no written agreements for loans or financing from management.

Response:

We have included a disclosure stating that “the company has no written agreements for loans or financing from management”.

Results of Operations

4.

We further note that you present the results of operations for the period ended January 31, 2006 and its comparable period ended January 31, 2005, while your caption describes the periods as January 31, 2005 and January 31, 2004, respectively.  Please revise.

Response :

This was a typographical error.

The Company has corrected its caption as follows to state the following:  “NINE MONTH PERIOD ENDED JANUARY 31, 2005 COMPARED TO THE CORRESPONDING PERIOD IN 2006”

5.

Please explain what is meant by the sentence, “Overall the Company has minted its expenses to a minimum.”

Response :

This was a typographical error.

The Company has deleted the sentence:  “Overall the Company has minted its expenses to a minimum.”

The following sentence is added:   “Because the Company has limited resources and does not want to incur debt unnecessarily, it has kept expenses to a minimum.)

Executive Compensation

6.

Your next amendment should include disclosure for the fiscal year ended April 30, 2006.  We note that your Option Grant Table is as of April 30, 2003. With respect to Summary Compensation Table, please add a footnote explaining the components of the figures reflected in the “Other Annual Compensation” column.

Response:

The Company will include the fiscal year ended April 30, 2006 when it files its Form 10ksb for the year ended April 30, 2006.  We have also added a footnote explaining the components of the figures reflected in the “Other Annual Compensation.”

1.

Please see our prior comment 18.  Confirm, if true, that all exhibits filed with this and any further amendments are in executed form.  You cannot file agreements in “to be executed” form as exhibits.

Response:

We confirm that all exhibits filed are in executed form.

Financial Statements

Notes to Financial Statements

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition

Prior Comment Number 14

2.

As previously requested in our prior comment number 27, tell us who pays the Company commissions and the nature of the arrangements with the entity.  Further, explain the Company’s basis in GAAP for recognizing revenue for commissions at the time customers present records of room reservations.  In this regard, specifically address all of the revenue recognition requirements in SAB 104 and explain how the presentation of room reservation records by the customer meets all of those requirements. Additionally, explain what you mean when you state that the customer presents records of room reservations.  In this regard, to whom are customers presenting room reservation information.

Response:

The commissions are paid by Hotels.com.vn to WTS under the following arrangement:   WTS licenses its proprietary online reservation system software to Hotels.com.vn, in exchange for which Hotels.com.vn splits the commissions it receives from the hotel vendors with WTS (WTS  receives 50% of the commissions generated by reservations made through the online reservation system).

When the customer makes an online hotel reservation using the Hotels.com.vn website, the system automatically generates an email confirming the reservation details (customer name, address, room type, dates, number of nights, billing information and the total reservation cost or “TRC”), copies of which are  sent to the customer, the hotel, and to Hotels.com.vn.

The hotel pays Hotels.com.vn a commission equal to 10% of the “TRC” without regard to the method of payment or adjustments as to the length of the hotel stay, etc.  The hotels pay Hotels.com.vn commissions on a quarterly basis by direct bank transfer.   Hotels.com.vn in turn pays WTS its share of the commissions (50%) by wire transfer on a monthly basis.

For the purpose of SAB 104, the revenue is recognized once the customer  who made the reservation has checked into the hotel, constituting a completed transaction which is based on the guidelines of SAB 104, revenue should be recognized once it is realized or realizable and earned.  At this point, the price is fixed (the “TRC”); delivery of the services has occurred and collectibility is reasonably assured.   The hotel is responsible for the commission without regard to its arrangement with the specific guest.

Note 3 – Intangible, long-lived assets and goodwill

Dudesmart.com

Prior Comment Number 15

3.

We note that you did not address our prior comment in your response submitted on April 5, 2006.  As previously requested, tell us how you considered SFAS 142 in determining whether goodwill was impaired as of April 30, 2005 or October 31, 2005.  Refer to paragraphs 19 through 29 for guidance on testing goodwill for impairment.  Tell us specifically how you considered that guidance and provide us with your analysis in concluding whether goodwill has been impaired.  Further, clarify what you mean in the last statement of your disclosure that “[t]he Company from time to time evaluates the fair value of its goodwill and at this time the company feels fair market value of the goodwill.”

With respect to question of impairment of goodwill, the Company uses the guidance of SFAS 142 as follow:

To Clarify the last statement of evaluating the goodwill from time to time is that the Company on at least annually tests its market value of goodwill.?

Prior Comment Number 15

10.   As requested in our prior comment, tell us how you considered the criteria in EIFT 98-3 when concluding whether the Dudesmart.com transaction was an acquisition of a business or assets. Specifically discuss the guidance outlined in the EITF when discussing your conclusions.  Your response should be specific and detailed in nature including references to the paragraphs considered within the EITF when arriving at your conclusions. Clarify what you mean when you state that the “Company did not need to consider this transaction with any kind of control relationship…”

Response:

With respect to whether the Dudesmart.com transaction was an acquisition of a business, or a business asset (Prior Comment 15), the Company responds as follows:

Applying the criteria set forth in EITF 98-3, the Dudesmart.com transaction was an acquisition of a business asset.   The acquisition included the dudesmart.com domain name, its website, and a business plan to develop the website into a viable business.   It did not include employees, notably website programmers, nor processes such as customer identification and order processing, or systems that allow for operational analysis, and protocols relating to the administration of personnel.

The website designers and programmers possess unique skills that are required for the website to develop and to continue to generate revenues. Designers and programmers with the requisite knowledge and skills would be relatively difficult to obtain.

The lack of processes including a system to take customer orders or reservations, to fulfill those orders, billing and collecting, administration of personnel, and operations analysis are essential to the operation of the business.  These processes are considered to be expensive to obtain.

Taken as a whole, the missing elements are more than minor, in particular due to the significant cost and difficulty of acquiring processes necessary to conduct normal operations.   We therefore conclude the set is not capable of conducting normal operations and sustaining a revenue stream and, therefore, is not a business.

Company did not need to consider this transaction with any kind of control relationship…”?

Business.com.vn Marketing License Agreement

Prior Comment Number 17

1.

 We note your response to prior comment number 17 and it appears that the Company is providing marketing services to Business.com.vn, explain why you are paying a license fee.  In addition, tell us how royalties received, pursuant to the terms of this arrangement, are determined.  Further, tell us how you have considered the provisions of EITF 01-9 as it relates to the payment of a license fee by the Company in return for receiving future royalties.

Response:

Business.com.vn is the company that owns Hotels.com.vn. and has licensed WTS for the exclusive marketing rights for the Hotels.com.vn. web portal.

It is the Companies opinion that EITF01-9 does not apply as they are separate transactions are not deemed future royalties but earned commissions.

 (Please see the response to Comment 8 for a discussion of how royalties (commissions) are determined and received.)

For any further information you may require, please call 888-566-9879 or 858-361-3848.

Sincerely,

Sheldon Silverman

CEO

WorldTradeShow.com, Inc.

9449 Balboa Ave, Suite 114, San Diego, CA 92123 – USA

Tel: (858) 292-9637   Fax: (858) 292-9641   Toll-free:  1-888-566-WTSW

Email:  Info@WorldTradeShow.com  Web: www.WorldTradeShow.com